TSCI pitch video Transcript

Hi, I'm Devin Thorpe, the CEO and founder of The Super Crowd Inc, a public benefit corporation.

The problem that we're seeing in the crowdfunding for impact space is that only about 100,000 people in the country invested for impact last year. That number should be 10 million people. To get there within the next ten years, we're going to have to collaborate intentionally. Together, we can facilitate $10 billion of impact investment via crowdfunding every year.

By hosting events, including a national virtual event every year, plus local pop-up events and periodic webinars, we will create a platform for bringing people together to facilitate cooperation.

This crowdfunding campaign is a key part of growing this collaboration by selling the same common shares I own, we're aligning our interests for generating profits, growing the industry and increasing impact.

Our business model is simple. By working across the industry to bring hundreds—then thousands—of people together, we create events that sponsors will love. Our SuperCrowd22 event was successful. With 100 speakers and 250 in attendance, we proved that we could make a profit. Super Crowd 23 will be held on May 10th and 11th. We'll hold a series of pop-up events around the country beginning in the second half of 2023. Periodic short webinars complete the strategy.

Our biggest competitors will be our biggest collaborators. They will often hold events we don't participate in. By sharing ownership, revenue and profits, we will overcome competitive stress to find a permanent place in the market.

Earlier in my career, I founded and ran the Thorpe Capital Group, a FINRA-registered investment bank that helped SMBs raise money and do mergers and acquisitions. Thorpe Capital was recognized two years in a row as one of the fastest-growing companies in the state of Utah. Over the past decade, I spent most of my time and attention podcasting about social impact, including talking about crowdfunding for impact. My show features luminary Change agents, including Bill Gates.

Our advisory board includes Bill Huston, the publisher of Crowd-Max, Jackie Logan, the chief investment officer of the crowdfunding portal Raise Green, and Peter Rostovsky, the CEO and founder of RaiseWay, a startup that is building technology to help entrepreneurs succeed with crowdfunding.

We plan to grow this business to over half a million dollars in revenue within five years, distributing our profits along the way. We expect dividends to top $100,000 annually as we'll all be common shareholders, our interests are perfectly aligned.

The money we raise will be used to help fund the local events that require deposits for venues and other upfront costs.

Your investment is collaboration. TSCI is helping to grow an ecosystem in which you can flourish. Your investment will also help others succeed. Together, we can build stronger communities and address big social problems like climate change, poverty and social justice, and global health. In The Super Crowd, we win together.